April 22, 2005


VIA EDGAR
---------

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0510
Washington, D.C. 20549-0510
Attn:    Rufus Decker
         Bret Johnson

Re:      Atrium Companies, Inc.
         Item 4.02 Form 8-K filed April 4, 2005
         File No. 333-20095

Dear Mr. Decker and Mr. Johnson:

                  Attached please find responses to the Staff's comments conveyed in a letter to Atrium Companies, Inc. (the "Company") dated April 19, 2005.

                  The Company's responses set forth the Staff's comments together with the Company's responses.

                  The Company acknowledges that:

                  o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

                  o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

                  o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  If you have any questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (214) 678-1354.



Very truly yours,

ATRIUM COMPANIES, INC.



By:      /s/ Eric W. Long
         ---------------------------
         Eric W. Long
         Executive Vice President and
         Chief Financial Officer

Attachment

                             ATRIUM COMPANIES, INC.
                     ITEM 4.02 FORM 8-K FILED APRIL 4, 2005

     Memorandum of Atrium Companies, Inc.'s (the "Company") Responses to the Comments of the Staff (the "Staff") of the Securities and Exchange Commission
          (the "Commission") Conveyed in a Letter Dated April 19, 2005
--------------------------------------------------------------------------------

The Staff's comments are reproduced in their entirety in bold below, and the responses thereto are set forth after each comment.

1. You have disclosed that you intend to file restated financial statements. However, you have not indicated how or when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comments after you file the restated financial statements.

         The Company hereby advises the Staff that it expects to file a Form 10-K/A for the fiscal year ended December 31, 2003 containing the Company's restated financial statements on or prior to May 16, 2005.

2. We remind you that when you file your restated Form 10-K you should appropriately address the following:

           o  an explanatory paragraph in the reissued audit opinion,

           o  full compliance with APB 20, paragraphs 36 and 37,

           o fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,

           o  updated Item 9A disclosures should include the following:

                 o a discussion of the restatement and the facts and circumstances surrounding it,

                 o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,

                 o  changes to internal controls over financial reporting, and

                 o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

           o  include all updated certifications.

         The Company hereby advises the Staff that it intends to appropriately address the above items within its Form 10-K/A for the fiscal year ended December 31, 2003.